January 30, 2003

British Columbia Securities Commission

Compliance Branch

Capital Markets Regulation Division

Attn:  Christine Zenith

5th Floor – 701 West Georgia Street

Vancouver, BC  V7Y 1L2

Dear Ms. Zenith:

Re:

Rubicon Minerals Corporation

REVISED BC Form 45-902F – Stock Options granted to Consultants

Please find attached three revised BC Form 45-902F's for re-filing.  It was brought to my attention that the wrong exemption was detailed for these stock options granted to consultants.  The previously filed forms had 74(2)(9) as the exemption when the exemption that should have been used on the forms was BC Instrument 45-507.  I have left the forms dated with the original dates that they were filed.

Please contact the undersigned if you have any questions or concerns.

Yours sincerely,

Rubicon Minerals Corporation

Per:  Elizabeth Monger

Corporate Compliance Administrator

Cc:  Donna Ornstein, Legal Assistant, Reid & Company